Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

DECLARATION AND PAYMENT OF QUARTERLY DIVIDEND

AND ANNUAL GENERAL MEETING MATTER

Declaration and Payment of Quarterly Dividend

Melco Crown Entertainment Limited (the “Company”) is pleased to announce that on 8 May 2014, the Board considered and approved the declaration and payment of a quarterly dividend of US$0.0431 per ordinary share of the Company for the first quarter of 2014 (the “Quarterly Dividend”).

The Quarterly Dividend will be paid on or about 6 June 2014 to the shareholders of the Company whose names appear on the register of members of the Company (the “Shareholders”) at the close of business on 26 May 2014, being the record date for determination of entitlements to the Quarterly Dividend.

The register of members of the Company will be closed from 23 May 2014 to 26 May 2014 (both days inclusive) for the purpose of determining the entitlements of the Shareholders to the Quarterly Dividend, during which period no transfer of shares in the Company will be effected. In order to qualify for the Quarterly Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on 22 May 2014.

The payment of the Quarterly Dividend will be made in Hong Kong dollars for the Shareholders and in United States dollars for the holders of American Depositary Share(s) of the Company (“ADS”), each of which represents three ordinary shares. The Quarterly Dividend in Hong Kong dollars will be paid to the Shareholders based on an exchange rate of US$1.00 to HK$7.7525 (representing the average of selling and buying telegraphic transfer rates quoted by The Hong Kong Association of Banks in Hong Kong on 8 May 2014). Accordingly, the Quarterly Dividend in Hong Kong dollars will be approximately HK$0.3341 per ordinary share.

The Quarterly Dividend in United States dollars of approximately US$0.1293 per ADS, less any applicable fees and charges, will be paid on or about 6 June 2014 by the depositary, to ADS holders of record as of 26 May 2014 in accordance with the deposit agreement.

Annual General Meeting Matter

The Company previously announced the record date in relation to its annual general meeting to be held on 21 May 2014 (the “AGM”) was 4 April 2014. Due to the book closure period for the special dividend (as announced on 25 February 2014), all transfer documents accompanied by the relevant share certificates, must be lodged with the Company’s share registrar in Hong Kong, no later than 4:30 p.m. on 2 April 2014, in order for Shareholders to qualify for attending and voting at the AGM.

By order of the Board
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, 8 May 2014

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman),

Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

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